SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                      VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

                   Common Stock, $.01 Par Value
                   (Title of Class of Securities)

                          925313-10-8
                         (CUSIP Number)

                         Gary T. Gaisser
                      2600 Miller Creek Road
                     Traverse City, MI  49684
                          (231) 946-5868
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                           May 30, 2003
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]





                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     (ENTITIES ONLY) I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS.

                          Gary T. Gaisser

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION          United States

__________________
                  |    7.   SOLE VOTING POWER          9,390,127
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER              --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     9,390,127
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER          --


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                9,390,127


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    19.6%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN





Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse
City, MI 49684, telephone number (231) 946-5868. This Statement relates to the Issuer's common stock, $.01 par value (the
"Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Gary T. Gaisser, the
President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

          Mr. Gaisser has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Gaisser is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Item is amended to add:

          On November 1, 2002 Mr. Gaisser was granted an option by the Company pursuant to its 1999 Stock Option Plan to purchase up to 1,500,000 shares of Common Stock at $0.062 per share, the fair market value of the Common Stock on the date of grant. No portion of this option is exercisable as of May 30, 2003. The option becomes exercisable only when both (a) net profit before taxes is at least 10% of sales and (b)(i) when sales exceed $6,000,000, then 25% of the option is exercisable;
(ii) when sales exceed $7,000,000, then a total of 50% of the option is exercisable, (iii) when sales exceed $8,000,000, a total of $75% of the option is exercisable, and (iv) when sales exceed $9,000,000, then all of the option is exercisable.

	On April 16 2003 Mr. Gaisser was granted an option by the Company to purchase 515,000 shares of Common Stock at $0.046 per share, the fair market value of the Common Stock on the date of grant. This option was granted in consideration of his service as a director.




Item 4.   PURPOSE OF TRANSACTION.

          This Item is amended to add:

          Mr. Gaisser reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          At May 30, 2003, Mr. Gaisser owns directly 6,969,470 shares of Common Stock. He also holds at that date options to purchase 3,925,387 shares of Common Stock of which options to purchase 1,820,387 shares are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned.
In addition, (1) 45,000 shares will become exercisable on September 8, 2004 and 45,000 shares on September 8, 2005; (2) 515,000 shares will become exercisable on April 4, 2004; and (3) 1,500,000 shares will become exercisable depending upon sales and profits, as more fully described in Amendment No. 4 to this
Schedule 13D at Item 3, all of which are not considered to be beneficially owned pursuant to Rule 13d-3. Furthermore, Mr. Gaisser owns $75,000 of the Series B Debentures (out of a total issue of $1,450,000 debentures) convertible into 600,000 shares of the Company's Common Stock, which shares are considered beneficially owned pursuant to Rule 13d-3. The conversion price of these debentures is $0.125 a share. Mr. Gaisser may be regarded as sole beneficial owner of all of the above shares, holding both voting and dispositive power.

                      Beneficial Ownership
                      ____________________

                       Sole     %   Shared   %    Total      %
                     _______   ___  ______  __   _______     __

  Gary T. Gaisser  9,390,127   19.6%  --    --   9,390,127  19.6

          On May 30, 2003 there were outstanding 45,598,325 shares of Common Stock of the Issuer.





          Mr. Gaisser has had no transactions in the Common
Stock in the last sixty (60) days, except as described in Item
3.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 30, 2003               GARY T. GAISSER
                                   ______________________
                                    Gary T. Gaisser


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)